Organigram Hits One Million Pre-Rolls, Continues Moncton Campus Expansion

  Pre-roll production milestone allows Organigram to establish a leading market presence

  Phase 4 facility expansion continues, will add 91 incremental grow rooms in stages before the end of calendar 2019

  Additional grow rooms will more than triple target annual production capacity to 113,000 kg once complete

  Moncton Campus producing high-quality indoor-grown product at low cash cost of cultivation (non- IFRS measure) of $0.56 per gram

MONCTON, JANUARY 31, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis has reached – and already surpassed – the production of one million cannabis pre-rolls since the legalization of adult use recreational cannabis in October 2018. The Company credits the automation of its processes along with surging consumer demand for the success of its large-scale production.

“At Organigram, we are proud to be among a select group of licensed producers who have been able to rise to the challenge of large-scale pre-roll production,” says Greg Engel, CEO, Organigram. “Our operations team has done an amazing job introducing automation to important parts of our process, building our overall capacity while retaining our focus on product quality.”

A national player in Canada’s burgeoning cannabis industry, with supply agreements in every province except Quebec, Organigram has been able to identify opportunities for both production innovation and efficiencies to help ensure the Company delivers a consistent supply of high-quality products to customers across the country.

To date, very few licensed producers have been able to supply the market with dried cannabis pre-rolls which are in very high demand, which makes the one million pre-rolled cannabis products milestone even more impressive.

Approaching legalization, the Company expected demand for cannabis pre-rolls to be in line with other regulated markets at approximately 10 per cent, although sales to this point have surpassed that due to high customer demand and industry under-supply. To this point, pre-rolled products represent approximately 12 per cent of all Organigram gross sales. Organigram currently supplies Edison Cannabis and Trailblazer 0.5g pre-rolls to nine provinces from coast to coast.

“We take our commitments to our partners and customers very seriously,” says Engel. “Through an aggressive but highly actionable growth strategy, meaning that with the expansion of our team, its expertise and our facility, we are on track to deliver on our strategic promises.”

Expansion Update

In anticipation of continued growing demand both nationally and globally, Organigram continues the expansion of its Moncton Campus located in New Brunswick. The expansion allows for both increased production and onsite research and development.

Phase 4A, currently underway, will offer the Organigram team 31 new grow rooms and a new mechanical room. As the Company’s Phase 4A construction progresses, Phase 4B construction also begins to take shape with 32 new grow rooms. Phase 4C will follow with 29 new grow rooms.

Upon completion Phase 4 will house:

  Nine chillers producing 4,750 tons of cooling
  48 pumps providing 1,500 HP and 45,000 gallons per minute
  30,000 feet of carbon steel pipe in mechanical room and distribution
  36,000 feet of irrigation drainage lines
  38,000 feet of main irrigation lines
  450,000 feet of drip irrigation tubing

The full planned build of Phase 4 represents more than $120 million in capital investment.

“We want Organigram’s products to be the first choice for Canadians when it comes to selecting high quality cannabis product s they enjoy and trust,” explains Engel. “Our efforts to innovate and grow, the investment we continue to make in industry-leading research, and the products we develop for both our medical and adult recreational use customers, all reflect this continuous and non-negotiable priority. We take the Edison Cannabis mantra seriously when we say our intentions are to Explore, Create, Innovate and Never Stop Growing.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange, the CSE nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including changes impacting consumer demand, production capacity and competition that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media inquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653